April 7, 2005

Mail Stop 0511

via U.S. mail and facsimile

Kenneth G. Townsend, CEO
McNab Creek Gold Corporation
789 West Pender Street, Suite 1220
Vancouver, B.C. V6C 1H2

Re:  McNab Creek Gold Corporation
       Registration Statement on Form 10-SB, Amendment 2
       Filed February 17, 2005
       File No. 0-50915

Dear Mr. Townsend:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file on EDGAR a marked copy of Amendment #2 showing revisions since the previous amendment.
2. We have reviewed your response to our prior comment 1 and the written statement signed by the regiatrant`s CEO which you have provided for us supplementally. However, it is necessary that you provide a newly signed letter when you request acceleration of the effective date of the pending registration statement. In addition, your letter is missing some of the required information. Please revise the letter to acknowledge that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
3. We note in the Form 8-K, dated February 10, 2005 and filed February 16, 2005, and in your supplemental response to our prior comment 2 that Mr. Hunsaker has resigned as a director of the registrant. Please reinsert in your next amendment all disclosure regarding Mr. Hunsaker`s former role as a director and update it.
4. Please reference the following statement on page 7 under "Need for
Any Government Approval of Principal Products or Services" and on page 18, under "Roxy Prospect - History - Mineralization and Geochemistry."

"The mining industry in the United States is highly regulated. The mining consultants who we retain have extensive industry experience and are familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in Nevada.
We are unaware of any proposed or probable government regulations which would have a negative impact on the mining exploration industry in Nevada. We propose to adhere strictly to the regulatory framework which governs mining operations in Nevada."

Please name the mining consultants, clarify what contribution they have made to the disclosure in this passage, or elsewhere, and provide disclosure regarding their training, credentials and experience as consultants. Also, file as exhibits their written consent to being named in the registration statement. The consent must also concur with the information attributed to them in the registration statement.


Description of Business - Business Development, page 3

5. In the first paragraph of this section, in addition to disclosing the purchase of the claims, please disclose affiliations and relationships which you have discussed in your response to our prior comment 2.
6. In the third paragraph please revise the following sentence, in view of the fact that the mineral claims are significant for the registrant: "We have not undergone any material reclassification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business (our emphasis)."
7. We note the recent revisions on page 5, that "there is no assurance that a commercially viable mineral deposit exist on any one of our properties." Please define the term commercially viable mineral deposit in the glossary.
Competitive Business Conditions and Our Competitive Position in the
Industry and Methods of Competition, page 6

8. Please revise the following sentence to be more specific than "an extended period of time," including whether you have sufficient funds for the next twelve months and the amount of cash you have:
"Unless
we conclude an aggressive property acquisition program which carries work commitments, we will be able to continue operating on modest cash reserves for an extended period of time (our emphasis)."

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts, Including Duration, page 7

9. Include in this section a brief summary of the following term of the sale which is found in the Quit Claim Deeds for the Eureka County and Elko County mining claims:
"If Schooner Exploration LLC makes no written objection to the correctness of a royalty payment or its accompanying statement within two years of the date from such payment, such statement shall be conclusively deemed to be correct and such royalty payment sufficient and complete, and no exception or claim for adjustment shall thereafter be permitted."


Costs and Effects of Compliance with Environmental Laws (federal, state and local), page 7
10. As previously requested in our prior comment 14, briefly discuss the costs and effects of compliance with environmental laws after the next 12 months, including the mining period.

Plan of Operations, page 8

11. You have stated in this section:
"The proceeds obtained from these financings are allowing us to complete our stage one exploration programs on the SMH Property and the Roxy Prospect. It is unlikely that we will need to raise additional funds in the next 12 months."

However, in the "Costs and Effects of Compliance with Environmental
Laws (federal, state and local)" section on page 7 you have stated:

"Our costs of compliance with environmental laws during the next twelve months through our Phase 1 and Phase 2 exploration programs will be minimal."

If your proceeds will allow you to complete only Phase 1 for the two claims and both Phase 1 and Phase 2 will be completed during the next
12 months, it appears that you will not be able to satisfy your cash requirements for the next 12 months. Please revise the disclosure to resolve this apparent contradiction.
12. In the first paragraph of this section disclose whether management has agreed in writing to loan monies to the registrant, what the terms are, and the amount to be loaned. Also, indicate under what circumstance management will make the loan. In addition, file as an exhibit each agreement.
13. Please reference the following sentence in the third paragraph of this section: "Exploration on the SMH and Roxy Properties will be conducted in a (sic) phases." There appears to be a typographical error. Please revise.
14. We repeat our prior comment 19 which stated: "Please disclose, as reported in the audited financial statements, that the registrant has incurred operating losses and requires additional funds to maintain its operations and that these conditions raise substantial doubt about the registrant`s ability to continue as a going concern."

SMH PROPERTY - Plan of Operation, page 9

15. Please disclose when Phase 2 will begin for the SMH property.

16.  Please update the status of the Phase I execution plan to the latest practicable date.
17. Please reference, at the bottom of page 9, the following sentence:
"Our company has incurred operating losses and will not be able to exist indefinitely without the receipt of additional operating funds.
In the circumstances, the Company will not be able to continue as
a
going concern for more than 24 months without the receipt of additional operating funds."
Please avoid phrases such as "will not be able to exist
indefinitely"
and "will not be able to continue as a going concern for more than
24
months." Instead, disclose how long you will be able to continue as a going concern and whether or not you will have sufficient cash for the next twelve months.

SMH Prospect, page 11

18. Please discuss the meaning of "unpatented" claims.
19. We note in the recent disclosure in this amendment that "in the event that the Company is unable to obtain additional financing or additional properties, it may not be able to continue as a going concern." Please be more specific about the business. For example will the company dissolve? Please disclose if true that the company will not be used as a vehicle for a reverse acquisition. Upon receipt we may have additional comments.

History, page 16


20. The first paragraph of the "History" subsection, found on page 16, cites David Greenan as an author of the report commissioned by AUR Resources. These entities may be liable for information contained within or impressions generated by reading this report, despite the fact that the report is available to the public in some manner. Remove the above references, unless a written consent is disclosed by any entities who are cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as in the registration statement.

21. The second paragraph on page 17 referred to drill hole cutting returning gold values up to 8 ppb. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise your text accordingly.
22. We repeat our prior comment 22 which stated: "Please advise if the company will pay finder fees to individuals in search of properties etc. If such is the case will finder fees be paid to affiliated parties?"

Mineralization and Geochemistry, page 18


23. Comment number 18 is reissued. The "Mineralization and Geochemistry" subsection discloses sample results without describing the sample methodology. Please address how the samples were taken and the length/area representative measurements. Supplementally explain the difficult assay conversion from parts per billion
(ppb)
to parts per million (ppm) and the inconsistencies this practice introduces to the filing.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons, page 20

24. Please reinsert in your next amendment all disclosure
regarding
Mr. Hunsaker`s former role as director of the registrant and as a consulting geologist to the registrant. We note some disclosure remains in this amendment regarding Mr. Hunsaker`s role as a consultant. It is on page 19 under "Mineralization and Geochemistry.
It states:
"The most recent sampling consists of six samples taken by E. L. Hunsaker as confirmation sampling to previous work. Results for this sampling include... ."
Please reinsert anything else that was removed regarding his role as a consulting geologist. In addition, describe his training, credentials and experience as a consulting geologist. Also, file as an exhibit his written consent to being named in the registration statement. The consent must also state that he concurs with your summary of any reports he provided for you. Also see engineering comment for request for additional consents.
25. Please respond to our prior comments 28 and 29 by including in this section and in the "Certain Relationships and Related Transactions" section the information you have provided supplementally in your response to our prior comment 2.

Executive Compensation, page 21

26. We note your response to our prior comment 32. However, there does not appear to be a "note regarding the initial seed stock issued to the Company`s C.E.O." Please advise or revise.
27. Note 6 of the audited financial statement states that in "fiscal year 2004, the Company paid $1,852 and $4,000 in management fees to a director and an individual related to a director in amounts, respectively." If required by Item 403 of Regulation S-B, please include in the compensation table. Also, disclose in the "Description of Business" and "Certain Relationships and Related Transactions" sections and identify the parties.
28. Again we request that, if applicable, you revise the executive compensation section after any change you make to the valuation of issued stock in response to the accounting comment under the heading
"Statement of Stockholders` Equity (Deficiency)."

Item 7.  Certain Relationships and Related Transactions, page 21

29. Provide disclosure of the three promissory notes payable to directors of the registrant. Identify the directors.

Item 8.  Description of Securities, page 21

30. We repeat our prior comment 8 which stated: "In view of the fact that it could delay, defer or prevent a change in control of the company, describe the provision in Article III, Section 1(d) of your by-laws giving the Board of Directors the power to `authorize the issuance of shares of stock of the corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities cancelled, or tangible or intangible property actually received.`"

Part II

Item 1. Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters, page 18

Market Price, page 17

31. Supplementally advise us whether or not you are required to provide disclosure pursuant to Item 201(a)(2) of Regulation S-B. If yes, revise the disclosure.
32. We have reviewed your Note 3(o) to the March 31, 2004 financial statements. Discuss SAB No. 105 in relation to the Note entered into after April 1, 2004. Supplementally discuss whether it has impacted your disclosure and, if not, why not.

Recent Sales of Unregistered Securities, page 25

33. We note that the company was incorporated on February 15, 2001.
We also note the company acquired mineral exploration properties in
January 2004. During the period September 2003, to March 2004, the company sold 420,200 shares to 49 subscribers. On January 9, 2004 the company sold and issued 544,000 shares to one subscriber (Mr. Townsend) President, CEO, Secretary and Director. Supplementally provide us with a legal analysis under Nevada law as to how the company conducted business prior to the company issuing shares during the period September 2003 to March 2004.
34. According to the disclosure on page 22, Mr. Townsend was appointed to his positions with the company on August 11, 2003. Mr.
Townsend has been employed full time in this capacity. However, the company did not sell or issue 544,000 shares to Mr. Townsend until
January 9, 2004. It is also noted in the Compensation Table on page
22, that no compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Please confirm.
We may have further comments.

Financial Statements

Statement of Stockholders` Equity(Deficiency)

35. Refer to prior comments 39 and 40. Based on the supplemental information provided, we believe the disclosure provided in Note 10 is inaccurate and insufficient. As you explained, the founder`s shares were issued in 2001 and he sold the Company to the CEO for the cost of incorporation. However, since these shares were subsequently cancelled in fiscal year end 2004, for valuation purposes, the shares subscribed to the CEO for cash at $0.01 per share would not be recognized as a replacement for founder`s shares. If stock that is not publicly-traded is used to measure the transaction, the stock should be valued in accordance with stock purchases/sales with third parties for cash that are entered into for a reasonable period before and after the date that the terms of the transaction were agreed to and announced. Consequently, these shares should be valued the same as shares sold during the period of September 2003 to March 2004, or
$0.10 per share (see Item 4 on page 24), with the excess amount applied as compensation to the CEO. Please revise.

Note 3 - Significant Accounting Policies

b) Mineral Properties and Exploration Expenses

36. Refer to prior comment 42. We note the adjustment made to expense mineral property costs. However, the second paragraph in this note (regarding the cost of initial acquisition or mineral rights) should be removed and replaced with a statement indicating that to date, the
Company has not established the commercial feasibility of its exploration prospects, therefore all costs have expensed. Please revise.

Note 2 - Restatement of Financial Statements

37. In connection with disclosure provided in this note, the financial statements should be labeled as "restated" for the fiscal year ended March 31, 2004. In addition, the auditors` report should be revised to make reference to the disclosures regarding restatement. Please revise.


Exhibits

38. Please file as exhibits copies of the promissory notes and any consulting agreements or advise supplementally.

Closing Comments


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact David Burton at (202) 942-1808 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 942-1946 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

Cc:   By facsimile to Gerald Tuskey
      604-688-4933

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Kenneth G. Townsend
McNab Creek Gold Corporation
April 7, 2005
Page 1